UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

MGT Capital Investments, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55302P202
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
(212) 974-3070

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 929,915*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 929,915*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IA

* See Item 5 of this Amendment No. 2 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON JOSHUA SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,915*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,915*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN, HC

* See Item 5 of this Amendment No. 2 to the Schedule 13D.

CUSIP NO. 55302P202

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identify and Background

            Item 2 is hereby amended and restated to read as follows.

            This statement on Schedule 13D is filed on behalf of Iroquois Capital Management, LLC, a Delaware limited liability company ("Iroquois"), and Joshua Silverman, an individual who is a citizen of the United States of America ("Mr. Silverman", together with Iroquois, the "Reporting Persons"). Iroquois is a registered investment adviser that provides investment advisory services to Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the "Fund"). Mr. Silverman is a founding member of Iroquois. The principal business address of each of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022. A joint filing agreement of Iroquois and Mr. Silverman is attached hereto as Exhibit 99.1.

            During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil prodeeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

 Item 3 is hereby amended and restated to read as follows.

Iroquois used working capital of the Fund to purchase the (i) 765,196 Shares, (ii) 9,273 Shares issuable upon conversion of Series A Preferred Stock.  The total purchase price for such Shares was approximately $1,025,833.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 9, 2014, Iroquois delivered a letter to the Board of Directors (the "Board") of the Issuer. In the letter, Iroquois stated that it is deeply troubled by the complete lack of response form either senior management or the Board in the four months since it issued a public letter outlining its serious concerns at the Issuer, including leadership incompetence, poor governance and lack of oversight, dismal and deteriorating financial and stock price performance, threats of further shareholder dilution, ill-conceived and poorly executed acquisitions, and excessive executive compensation. Iroquois stated that it continues to be its view that management and the Board's track record in management, acquisitions and corporate governance is among the worst that Iroquois has witnessed in its investment career.

Iroquois further stated that perhaps even more concerning than the Board's blatant disregard for shareholder interest, is the troubling chain of events at the Issuer since Iroquois' last correspondence, as outlined in more detail in the letter, including (i) the Issuer's 10-K disclosing dismal income, cash flow and balance sheet statements and an inexplicable 200% increase in the cost of revenues, (ii) an S-8 filing to register more than one million shares underlying the excessive stock incentive options that senior management essentially granted to themselves, (iii) WMS's successful request request to the U.S. Patent and a Trademark Office to institute a trial to challenge one of the primary patents at issue in the current patent litigation with the Issuer, (iv) a 10-Q reporting the Issuer's ever-eroding financial performance after market close and with no press release, conference call or any other communication to shareholders and (v) recent disclosure showing that management has been selling shares at historically low levels through the Issuer's new amended floorless equity line. Iroquois expressed its belief that shareholders have the right to a reasonable degree of transparency regarding a company's financial and operational goals and that the Board needs to start taking its fiduciary responsibility to maximize shareholder value very seriously and to hold candid conversations with its shareholders.

In the letter, Iroquois further stated that it is absolutely committed to making sure that the best interests of all shareholders are represented on the Board and is doing whatever it takes to bring about real change at the Issuer for the benefit of all shareholders. Iroquois noted in the letter that Mr. Ladd has indicated on several occasions that rather than tackle Iroquois' concerns head-on, as would be expected from any management or board of directors that is seriously committed to representing the best interest of its shareholders, he would instead resort to a 'smear' campaign to deter Iroquois' legitimate pursuit of the changes that are required at the Issuer and distract from the Board's record of failur at the Issuer. Iroquois stated that Mr. Ladd's recent actions reek of desperation and illustrate management's attempts to entrench itself and avoid accountability for years of underperformance. Iroquois concluded the letter by stating that it remains open to discussing ways in which it can work constructivly with maanagement and the Board to ensure that the Issuer is appropriately governed and run in a manner consistent with the best interests of all shareholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

 (a) – (b) By virtue of Iroquois’ position as investment advisor to the Fund, Iroquois may be deemed to be the beneficial owner of 929,915 Shares, which consist of (i) 765,196 Shares, (ii) 9,273 Shares issuable upon conversion of Series A Preferred Stock, and (iii) 155,446 Shares issuable upon the exercise of warrants that are subject to a conversion cap that precludes the holder thereof from exercising the warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Conversion Cap”).  Without giving effect to the Conversion Cap, the Reporting Persons would be entitled to receive 437,500 Shares issuable upon the exercise of such warrants.  The Shares beneficially owned by Iroquois represent approximately 9.99% of the Shares (based upon 9,304,322 Shares outstanding, which consists of (i) 9,139,603 Shares outstanding, as of May 12, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2014 plus (ii) 9,273 Shares issuable upon conversion of Series A Preferred Stock plus (iii) 155,446 Shares issuable upon the exercise of warrants). Iroquois may be deemed to have shared power to vote and shared power to dispose of 929,915 Shares.

Mr. Silverman is the member of Iroquois who has the authority and responsibility for the investments made on behalf of the Fund.  As such, Mr. Silverman may be deemed to be the beneficial owner of the Shares held for the account of the Fund. Mr. Silverman may be deemed to have sole power to vote and sole power to dispose of 929,915 Shares.

(c) The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On June 9, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 55302P202

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board of Directors of the Issuer, dated June 9, 2014.
99.2	Joint Filing Agreement, dated June 9, by and among Iroquois Capital Management, LLC and Joshua Silverman.

CUSIP NO. 55302P202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2014

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN

CUSIP NO. 55302P202

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

The following table sets forth all transactions with respect to the Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares. All such transactions were purchases of Shares effected in the open market, and the table excludes commissions paid in per share prices.

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

1,375	$1.3509	05/01/2014
32,713	$1.3752	05/02/2014
400	$1.4150	05/05/2014
4,800	$1.3931	05/06/2014
5,000	$1.3830	05/08/2014
6,474	$1.4232	05/09/2014
2,200	$1.2768	05/22/2014